SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Aruba Networks, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value
(Title of Class of Securities)

043176106
(CUSIP Number of Class of Securities’ Underlying Common Stock)

Dominic P. Orr
President and Chief Executive Officer
Aruba Networks, Inc.
1344 Crossman Avenue
Sunnyvale, CA 94089-1113
(408) 227-4500
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Steven E. Bochner, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
(650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,555,000	$257.61

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,263,672 shares of common stock of Aruba Networks, Inc. having an aggregate value of $6,555,000 as of February 5, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Arrangements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Person/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
INDEX TO EXHIBITS
EX-99.(a)(1)(A)
EX-99.(a)(1)(B)
EX-99.(a)(1)(C)
EX-99.(a)(1)(D)
EX-99.(a)(1)(E)
EX-99.(a)(1)(F)
EX-99.(a)(1)(G)
EX-99.(a)(1)(H)
EX-99.(a)(1)(I)
EX-99.(a)(1)(J)
EX-99.(d)(6)

     This Tender Offer Statement on Schedule TO relates to an offer by Aruba Networks, Inc., a Delaware corporation (“Aruba” or the “Company”), to exchange (the “Exchange Offer”) options to purchase up to an aggregate of 6,263,672 shares of the Company’s common stock, whether vested or unvested, that (i) were granted prior to February 10, 2009 with an exercise price greater than or equal to $3.00; (ii) were granted under the Aruba Networks, Inc. 2002 Stock Plan or the 2007 Equity Incentive Plan; and (iii) are held by eligible option holders (the “Eligible Options”).
     These Eligible Options may be exchanged for new options that will be granted under the Company’s 2007 Equity Incentive Plan (the “New Options”), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options, dated February 17, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the Election Form, attached hereto as Exhibit (a)(1)(D), (iii) the Instructions Forming Part of the Terms and Conditions of the Offer, attached hereto as Exhibit (a)(1)(I), and (iv) the Agreement to Terms of Election, attached hereto as Exhibit (a)(1)(J). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “eligible option holder” refers to all employees who are non-Section 16 reporting employees (but excluding any employees located in China, France, India or the Netherlands) hired on or before 5:00 p.m., Pacific Time, on February 17, 2009 and who remain employees through the date on which the New Options are granted.
     The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.
Item 1. Summary Term Sheet.
     The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.
Item 2. Subject Company Information.
(a)	Name and Address.
     Aruba is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 1344 Crossman Avenue, Sunnyvale, CA 94089, and the telephone number at that address is (408) 227-4500. The information set forth in the Offer to Exchange under the caption “The Offer—Information concerning Aruba Networks” is incorporated herein by reference.
(b)	Securities.
     The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the New Options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of options; expiration date,” “Acceptance of options for exchange and issuance of new options,” and “Source and amount of consideration; terms of new options” is incorporated herein by reference.
(c)	Trading Market and Price.
     The information set forth in the Offer to Exchange under the caption “The Offer—Price range of shares underlying the options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.
(a)	Name and Address.
     The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.
     Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a)	Material Terms.
     The information set forth in the Offer to Exchange under the caption “Summary Term Sheet” and the sections under the caption “The Offer” titled “Eligibility,” “Number of options; expiration date,” “Purpose of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of new options,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of new options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” “Material non-U.S. income tax consequences and certain other non-U.S. considerations,” “Extension of offer; termination; amendment” and Schedule C attached to the Offer to Exchange is incorporated herein by reference.
(b)	Purchases.
     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
(e)	Agreements Involving the Subject Company’s Securities.
     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. The eligible option plan and related option agreement attached hereto as Exhibit (d) contain information regarding the subject securities.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a)	Purposes.
     The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and “The Offer—Purpose of the offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.
     The information set forth in the Offer to Exchange under the captions “The Offer—Acceptance of options for exchange and issuance of new options” and “The Offer—Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.
(c)	Plans.
     The information set forth in the Offer to Exchange under the caption “The Offer—Purpose of the offer” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
(a)	Source of Funds.
     The information set forth in the Offer to Exchange under the caption “The Offer—Source and amount of consideration; terms of new options” is incorporated herein by reference.
(b)	Conditions.
     The information set forth in the Offer to Exchange under the caption “Conditions of the offer,” is incorporated herein by reference.
(d)	Borrowed Funds.
     Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a)	Securities Ownership.
     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
(b)	Securities Transactions.
     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
(a)	Solicitations or Recommendations.
     Not applicable.

Item 10. Financial Statements.
(a)	Financial Information.
     The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the captions “The Offer—Financial Statements” and “The Offer—Additional Information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
(b)	Pro Forma Information.
     Not applicable.
Item 11. Additional Information.
(a)	Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Offer to Exchange under the captions “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” and “The Offer—Legal matters; regulatory approvals” is incorporated herein by reference.
(b)	Other Material Information.
     Not applicable.
Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated February 4, 2009.

(a)(1)(B)	E-mail to all Eligible Employees from Dominic Orr dated February 17, 2009.

(a)(1)(C)	Form of E-mail Announcement of Offer to Exchange.

(a)(1)(D)	Election Form.

(a)(1)(E)	Screen Shots of Offer Website.

(a)(1)(F)	Confirmation of Receipt of Election Form.

(a)(1)(G)	Form of Reminder E-mail.

(a)(1)(H)	Offer Period Expiration Notice.

(a)(1)(I)	Instructions Forming Part of the Terms and Conditions of the Offer.

(a)(1)(J)	Agreement to Terms of Election.

(b)	Not applicable.

(d)(1)	The Aruba Networks, Inc. Employee Stock Purchase Plan, incorporated herein by reference to Exhibit 10.4A to the Company’s registration statement on Form S-1/A, filed with the SEC on January 24, 2007.

(d)(2)	The Aruba Networks, Inc. 2002 Stock Plan, incorporated herein by reference to Exhibit 10.2A to the Company’s registration statement on Form S-1/A, filed with the SEC on January 24, 2007.

(d)(3)	Forms of Stock Option Agreements under the 2002 Stock Plan, incorporated herein by reference to Exhibit 10.2B to the Company’s registration statement on Form S-1, filed with the SEC on December 15, 2006.

(d)(4)	The Aruba Networks, Inc. 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on December 10, 2008.

(d)(5)	Forms of Stock Option Agreements under the 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.3B to the Company’s registration statement on Form S-1/A, filed with the SEC on January 24, 2007.

(d)(6)	Form of Stock Option Award Agreement (For Participants Outside the U.S.) under the 2007 Equity Incentive Plan.

(d)(7)	Form of Restricted Stock Unit Agreement under the 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on December 10, 2008.

(d)(8)	Agreement and Plan of Reorganization, dated as of January 4, 2008, by and among Aruba Networks, Inc., Aloha Acquisition Corporation, Airwave Wireless, Inc., and the other parties named therein, incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on January 9, 2008.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
(a)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ARUBA NETWORKS, INC.
/s/ Alexa King
Alexa King
Vice President, Legal and General Counsel

Date: February 17, 2009

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated February 17, 2009.

(a)(1)(B)	E-mail to all Eligible Employees from Dominic Orr dated February 17, 2009.

(a)(1)(C)	Form of E-mail Announcement of Offer to Exchange.

(a)(1)(D)	Election Form.

(a)(1)(E)	Screen Shots of Offer Website.

(a)(1)(F)	Confirmation of Receipt of Election Form.

(a)(1)(G)	Form of Reminder E-mail.

(a)(1)(H)	Offer Period Expiration Notice.

(a)(1)(I)	Instructions Forming Part of the Terms and Conditions of the Offer.

(a)(1)(J)	Agreement to Terms of Election.

(b)	Not applicable.

(d)(1)	The Aruba Networks, Inc. Employee Stock Purchase Plan, incorporated herein by reference to Exhibit 10.4A to the Company’s registration statement on Form S-1/A, filed with the SEC on January 24, 2007.

(d)(2)	The Aruba Networks, Inc. 2002 Stock Plan, incorporated herein by reference to Exhibit 10.2A to the Company’s registration statement on Form S-1/A, filed with the SEC on January 24, 2007.

(d)(3)	Forms of Stock Option Agreements under the 2002 Stock Plan, incorporated herein by reference to Exhibit 10.2B to the Company’s registration statement on Form S-1, filed with the SEC on December 15, 2006.

(d)(4)	The Aruba Networks, Inc. 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on December 10, 2008.

(d)(5)	Forms of Stock Option Agreements under the 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.3B to the Company’s registration statement on Form S-1/A, filed with the SEC on January 24, 2007.

(d)(6)	Form of Stock Option Award Agreement (For Participants Outside the U.S.) under the 2007 Equity Incentive Plan.

(d)(7)	Form of Restricted Stock Unit Agreement under the 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on December 10, 2008.

(d)(8)	Agreement and Plan of Reorganization, dated as of January 4, 2008, by and among Aruba Networks, Inc., Aloha Acquisition Corporation, Airwave Wireless, Inc., and the other parties named therein, incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on January 9, 2008.

(g)	Not applicable.

(h)	Not applicable.